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                                                                    EXHIBIT 99.1


                              CHIEF AUTO PARTS INC.
                              CERTAIN RISK FACTORS

The following factors, among others, could affect the Company's actual results, including its revenues, expenses and net income, and could cause them to differ from any forward-looking statements made by or on behalf of the Company. The factors set forth below are not exhaustive. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

The Company has a significant amount of indebtedness. As a result, the Company is highly leveraged and has substantial repayment obligations, as well as a significant amount of interest expense. The degree to which the Company is leveraged could have important consequences, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the existing indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) the agreements governing the Company's indebtedness contain certain restrictive financial and operating covenants; (iv) all of the indebtedness under the Company's $100 million revolving credit loan (the "100 million Revolving Credit Loan") are at variable rates of interest, which causes the Company to be vulnerable to increases in interest rates; (v) all of the indebtedness under the $100 million Revolving Credit Loan are secured by all inventory and accounts receivable of the Company; (vi) the Company is substantially more leveraged than certain of its competitors, which might place the Company at a competitive disadvantage; (vii) the Company may be hindered in its ability to adjust rapidly to changing market conditions; (viii) the Company's substantial degree of leverage may negatively affect certain vendors' willingness to give the Company favorable payment terms; and (ix) the Company's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or in its business.

RESTRICTIVE LOAN COVENANTS

The $100 million Revolving Credit Loan includes certain covenants that, among other things, restrict (i) the making of investments, loans and advances and the paying of dividends and other restrictive payments; (ii) the incurrence of additional indebtedness; (iii) the granting of liens, other than liens created pursuant to the $100 million Revolving Credit Loan and certain permitted liens;
(iv) consolidations and sales of all or a substantial part of the Company's business or property; and (v) the sale of assets. The $100 million Revolving Credit Loan requires the Company to maintain certain financial ratios. All of these restrictive covenants may restrict the Company's ability to expand or to pursue its business strategies.

CONCENTRATION OF OWNERSHIP

TCW Special Credits Fund V -- The Principal Fund (the "Principal Fund") and its affiliates, TCW Special Credits Fund IV, TCW Special Credits Plus Fund, TCW Special Credits Trust IV and TCW Special Credits Trust IVA, all of which are affiliates of The TCW Group, Inc., control the power to vote approximately 87.8% of the outstanding Common Stock of the Company. Accordingly, The Principal Fund and its affiliates are entitled to elect all directors of the Company, approve all amendments to the Company's Certificate of Incorporation and effect fundamental corporate transactions such as mergers and asset sales.

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                             Chief Auto Parts Inc.
                          Certain Risk Factors, cont.


CHANGE OF CONTROL

A change of control could require the Company to refinance substantial amounts of indebtedness. In the event of a change of control, there can be no assurance that the Company would have either (i) the ability to refinance the indebtedness or (ii) sufficient assets to satisfy all of its obligations under the indebtedness.

COMPARABLE STORE SALES

The Company's comparable store sales increased 1.8% in fiscal 1997, but declined 2.6% in fiscal 1996. Although the Company believes that comparable store sales declines in fiscal 1996 resulted primarily from disruptions caused by the Company's intensive remodeling efforts and the opening of additional Company stores in close proximity to existing store locations in an effort to further penetrate certain markets, there can be no assurance that comparable store sales will not decline in the future.

DEPENDENCE ON KEY PERSONNEL

The Company believes that its success is largely dependent upon the abilities and experience of its senior management team, particularly David H. Eisenberg, the President and Chief Executive Officer of the Company. The loss of the services of Mr. Eisenberg without a suitable replacement could have a material adverse effect on the Company's business and future operations. The Company does not maintain key man life insurance with respect to any of its executive officers.

DEPENDENCE ON VENDOR RELATIONSHIPS

The Company's business is dependent upon developing and maintaining close relationships with its vendors and its ability to purchase products from these vendors on favorable price and other terms, including obtaining financial incentives, such as cooperative advertising arrangements and other marketing incentive programs, and non-financial benefits such as improved packaging and distribution accommodations. In fiscal 1997, the Company purchased approximately 10.9% of its products from Echlin, Inc., a supplier of ignition parts, fuel pumps, brakes and brake parts and purchased approximately 11% of its products from GNB Incorporated, a supplier of batteries. The Company does not have written agreements with either Echlin, Inc. or GNB Incorporated. A disruption of these or other vendor relationships, or a material reduction in any of the advertising, incentive or other programs, could have a material adverse effect on the Company's business. The Company believes that alternative sources of supply could be obtained for all of its products, if necessary, on generally comparable terms, but no assurance can be given in this regard.

COMPETITION

The market for the retail sale of automotive parts and accessories is highly fragmented and highly competitive. The Company competes primarily with national and regional automotive parts chains, wholesalers or jobber stores (some of which are associated with national automotive parts distributors or associations), automobile dealers that supply manufacturer parts and mass merchandisers that carry automotive replacement parts and accessories. As the Company enters the commercial market, it faces additional competition from wholesalers and jobber stores in particular. Furthermore, in light of the trend in the automotive parts industry toward increasing consolidation at the warehouse and jobber levels, the Company's financial performance may be significantly affected by the Company's ability to compete successfully for associated commercial customers, and otherwise take advantage of consolidation opportunities and other industry trends. Many of the Company's competitors are larger in terms of sales volume and have greater financial resources than the Company.

DEMAND; ECONOMIC AND WEATHER CONDITIONS; GEOGRAPHIC CONCENTRATION

The demand for automotive products is affected by a number of factors beyond the Company's control, including improvement of vehicle quality, U.S. economic conditions and weather conditions. In recent years, there have been, and in the future there are likely to continue to be, significant improvements in the quality and complexity of new


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                            Chief Auto Parts Inc.
                          Certain Risk Factors, cont.


vehicles and vehicle parts, which may reduce the demand for DIY repair parts. In addition, approximately 23.0% of the Company's stores are located in Texas and 70.7% are located in California, and an even higher percentage of the Company's EBITDA is derived from California. A majority of the Company's business is likely to remain concentrated in these regions. As a result, the Company's business is sensitive to the economic and weather conditions of those regions. In recent years, certain parts of those regions have experienced economic recessions and extreme weather conditions. California, in particular, in recent years has experienced adverse economic conditions and has suffered from numerous natural disasters. While adverse weather conditions such as temperature extremes may enhance sales by causing a higher incidence of parts failure and increasing sales of seasonal products, unusually severe weather can reduce sales by causing deferral of elective maintenance. No prediction can be made as to future economic or weather conditions in these or the other regions in which the Company operates.

LITIGATION

The Company is a defendant in a class action entitled "Doug Winfrey, et. al. on their own behalf and on behalf of a class and all others similarly situated, v. Chief Auto Parts Inc., et. al.," filed in The Superior Court of California, County of San Joaquin on August 22, 1995 and then transferred to The Superior Court of California, County of San Francisco on October 26, 1995. The Superior Court denied the plaintiffs' motion for class certification on December 7, 1996. On February 6, 1998, the Court of Appeal reversed the Superior Court's order denying class certification. No substantive proceedings regarding the merits of this lawsuit have yet occurred.

The plaintiffs allege that the Company has a policy and practice of denying hourly employees in California mandated rest periods during their scheduled hours of work. The plaintiffs are seeking damages, restitution, disgorgement of profits, statutory penalties, declaratory relief, injunctive relief, prejudgment interest, and reasonable attorneys fees, expenses and costs. Management is unable to predict the outcome of this lawsuit at this time. The Company believes that the potential damages recoverable by any single plaintiff are minimal. However, if the plaintiff class were to prevail on all of their claims, the amount of damages could be substantial. The Company is vigorously defending against this action.

ENVIRONMENTAL MATTERS

The Company is subject to various federal, state and local laws and governmental regulations relating to the operation of its business, including those governing battery recycling and used oil and oil filters, and regarding ownership and operation of real property. The Company handles hazardous materials during its operations, and its customers may also bring or use hazardous materials or used oil onto the Company's properties. The Company also currently provides a recycling program for the collection of used oil and oil filters at certain of its stores as a service to its customers pursuant to agreements with third-party vendors. In addition, the Company collects and temporarily holds battery cores pursuant to an agreement with the Company's battery vendor. Pursuant to these agreements, the used oil and oil filters and battery cores are collected by Company employees, deposited into vendor-supplied containers/pallets and then disposed of by the third-party vendors. To date, compliance with applicable laws and regulations has not had a material effect on the Company's results of operations and financial condition. However, environmental laws have changed rapidly in recent years, and the Company may be subject to more stringent environmental laws in the future. There can be no assurance that more stringent environmental laws would not have an adverse effect on the Company's results of operations.

In addition, under environmental laws, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose joint and several liability and may be imposed without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. Compliance with such laws and regulations has not had a material impact on the Company's operations to date, but there can be no assurance that future compliance with such laws and regulations will not have a material adverse effect on the Company or its operations. The Company is also indemnified by The Southland Corporation ("Southland") against losses associated with any environmental contamination existing on the date of the sale of the Company by Southland, but there can be no assurance that Southland would be able to pay any such indemnification claims.


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                             Chief Auto Parts Inc.
                          Certain Risk Factors, cont.


ABILITY TO CONTINUE COMPANY GROWTH

The Company has grown in recent years by opening new stores, remodeling and relocating existing stores and increasing the number of SKUs available in existing stores. There can be no assurance that the Company will continue to be able to maintain or expand its market presence in its current locations or to successfully enter other markets. The ability of the Company to continue to grow in the future will depend on a number of factors including existing and emerging competition, the availability of working capital to support such growth, the Company's ability to manage costs and maintain margins in the face of pricing pressures and the ability to recruit and train additional qualified personnel.

IMPLEMENTATION AND INTEGRATION OF MANAGEMENT INFORMATION SYSTEMS

The Company is in the process of implementing new information systems which management believes will assist the Company in reducing labor costs, enhancing productivity and improving inventory and merchandising management. The Company's future success may be dependent to a significant degree upon the implementation, accuracy and proper utilization of its management information systems. For example, the Company's ability to manage its inventories and to price its products appropriately depends upon the quality and effective use of the information generated by its management information systems. The failure of the Company's management information systems to adapt to business needs resulting from, among other things, expansion of its store network, introduction of new products and the continued growth of its business, or the failure of the Company to successfully finance or implement these systems, could have a material adverse effect on the Company.

The Company has initiated formal communications with its primary business partners to determine the extent to which the Company is exposed to failure by those third parties to remediate their own Year 2000 conversion issues. The Company's total Year 2000 conversion project cost and its estimates to complete necessary actions include the estimated costs and time associated with the impact of its business partners' Year 2000 conversion issues and are based on information presently available. There can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company. The Company does not believe that it has a material contingency related to its Year 2000 conversion for the products it has sold.

The Company is also in the process of addressing its Year 2000 issues. It is addressing these issues by replacing its primary information system components; communicating with its primary business partners to determine the extent to which the Company is exposed to the failure of those third parties to remediate their own Year 2000 issues; utilizing internal and external resources to identify and assess the Year 2000 functionality of the Company's present point-of-sale system, networks and personal computers; and testing and authenticating systems from all significant system vendors. There can be no assurance that the Company's systems or the systems of other companies on which the Company's systems rely will be timely installed or converted. The failure of the Company, its significant business partners, or its significant system vendors to complete the installation or conversion to a Year 2000 compliant system could have a material adverse effect on the Company.

The costs of the Year 2000 conversion and the date on which the Company plans to complete the project are based upon management's best estimates, which were derived utilizing numerous assumptions of future events. There can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that could cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.




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